Exhibit 99.1

Check-Cap Announces Receipt of Nasdaq Minimum Bid Price Notification

ISFIYA, Israel, December 23, 2021, Check-Cap Ltd. (the "Company" or "Check-Cap") (NASDAQ: CHEK), (NASDAQ: CHEKZ), a clinical stage medical diagnostics company advancing the development of C-Scan®, the first and only patient-friendly,  preparation-free screening test  to detect polyps before they may transform into colorectal cancer (CRC), today announced that the Company received a letter from the Nasdaq Listing Qualifications (the “Letter”), indicating that the Company is not in compliance with the minimum bid price requirement for continued listing set forth in Listing Rule 5550(a)(2), which requires listed securities to maintain a minimum bid price of $1.00 per share.

Further, the Rules also provide the Company a compliance period of 180 calendar days to regain compliance. According to the Letter, the Company has from December 23, 2021, or until June 21, 2022, to regain compliance with the minimum bid price requirement. The Company can regain compliance, if at any time during this 180 day period, the closing bid price of its ordinary shares is at least $1 for a minimum of ten consecutive business days, in which case the Company will be provided with a written confirmation of compliance and this matter will be closed. In the event the Company does not regain compliance after the initial 180-day period, the Company may then be eligible for an additional time if it meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for The Nasdaq Capital Market, with the exception of the bid price requirement, and will need to provide written notice of its intention to cure the deficiency during the second compliance period.

If the Company cannot demonstrate compliance by the end of the 180-day period, the Nasdaq's staff will notify the Company that its ordinary shares are subject to delisting.

The Letter has no immediate effect on the Company's Nasdaq listing or the trading of its ordinary shares, and during the grace period, as may be extended, Check-Cap's ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol "CHEK".

About Check-Cap

Check-Cap is a clinical stage medical diagnostics company aiming to redefine colorectal cancer (CRC) screening through the introduction of C-Scan®, the first and only patient-friendly preparation-free screening test to detect polyps before they may transform into colorectal cancer and enable early intervention and cancer prevention. The Company’s disruptive capsule-based screening technology aims to significantly increase screening adherence worldwide and help millions of people to stay healthy through preventive CRC screening. C-Scan uses an ultra-low dose X-ray capsule, an integrated positioning, control and recording system, as well as proprietary software to generate a 3D map of the inner lining of the colon as it travels naturally along the gastrointestinal tract. C-Scan is non-invasive and requires no sedation. Unlike other capsule technologies, it requires no bowel preparation, allowing the patients to continue their daily routine with no interruption. C-Scan is not intended to replace colonoscopy. A positive C-Scan result should be followed by colonoscopy.

Legal Notice Regarding Forward-Looking Statements

This press release contains "forward-looking statements." Words such as "may," "should," "could," "would," "predicts," "potential," "continue," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," and similar expressions, as well as statements in future tense, often signify forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results and may not be accurate indications of when such performance or results will be achieved. Forward-looking statements are based on information that the Company has when those statements are made or management's good faith belief as of that time with respect to future events, and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. For a discussion of these and other risks that could cause such differences and that may affect the realization of forward-looking statements, please refer to the "Forward-looking Statements" and "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2020 and other filings with the Securities and Exchange Commission (SEC). Investors and security holders are urged to read these documents free of charge on the SEC's web site at http://www.sec.gov. The Company assumes no obligation to publicly update or revise its forward-looking statements as a result of new information, future events or otherwise.

Investor Contacts
Irina Koffler
LifeSci Advisors, LLC
646.970.4681
ikoffler@lifesciadvisors.com

Meirav Gomeh-Bauer
LifeSci Advisors, LLC
+972(0)-54-476-4979

Media Contact
Mónica Rouco Molina
Senior Account Executive
LifeSci Communications
mroucomolina@lifescicomms.com